Filed pursuant to Rule 424(b)(3)

Registration No 333-134553

PRICING SUPPLEMENT NO. 29
(To prospectus dated May 30, 2006 and prospectus supplement dated May 30, 2006)

U.S.$3,500,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Global Basket Appreciation FX-Linked Notes

Due September 12, 2011

Because these notes are part of a series of Lehman Brothers Holdings’ debt securities called Medium-Term Notes, Series I, this pricing supplement should also be read with the accompanying prospectus supplement, dated May 30, 2006 (the “MTN prospectus supplement”) and the accompanying prospectus dated May 30, 2006 (the “base prospectus”).  Terms used here have the meanings given to them in the MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

General:

•                  Senior unsecured obligations of Lehman Brothers Holdings Inc.

•                  CUSIP: 52517PL74

•                  ISIN: US52517PL740

•                 Reference Currency: Each of the Australian Dollar (AUD), Canadian Dollar (CAD), Euro (EUR), Pound Sterling (GBP) and Japanese Yen (JPY) (collectively, the “Reference Currencies”).

•                  Basket: The Basket will be comprised of the five Reference Currencies and the United States Dollar (USD). Each of the AUD, CAD, EUR, GBP and JPY makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 20%.  The USD makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of -100%

•                  Maturity Date:  September 12, 2011.

•                  Full principal protection and minimum return of 5% times the principal amount at maturity if the notes are held to maturity.

•                  Denominations: U.S.$1,000 and whole multiples of U.S.$1,000.

Payments:

•                  No interest payments during the term of the notes.

•                  Each note will receive a single U.S. Dollar cash payment on the Maturity Date equal to the principal amount of the note plus (a) the Minimum Return and (b) the Additional Amount, if any, which payment is linked to the Basket Value.

•                  Minimum Return is equal to 5% times the principal amount ($.05 per $1 of principal amount).

•                  For each U.S.$1 of principal amount, the Additional Amount is equal to 220% times the Basket Value, provided that the minimum Additional Amount payable on the notes shall be zero.

•                  Basket Value: The sum of the Reference Currency Quotients.

•                  Reference Currency Quotient: For each Reference Currency and for the USD, a quotient, the numerator of which is the Initial Reference Currency Amount for such currency and the denominator of which is the Settlement Rate for such currency.

•                  Initial Reference Currency Amounts:

Currency	Initial Reference Currency Amount
AUD	0.26103
CAD	0.22110
EUR	0.15616
GBP	0.10613
JPY	23.32600
USD	-1.00000

•                  Settlement Rate: For each Reference Currency, the Reference Exchange Rate for such Reference Currency on September 6, 2011 (subject to the occurrence of a Disruption Event), observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event). The Settlement Rate for the USD shall be 1.

•                  Reference Exchange Rates: The spot exchange rates for each of the Reference Currencies quoted against the U.S. Dollar expressed as the number of currency units per USD 1.

Investing in the notes involves risks.  Risk Factors begin on page S-4 of the MTN prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or any accompanying prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Note	Total
Public offering price	100%	U.S.$3,500,000
Underwriting discount	0%	U.S.$ 0
Proceeds to Lehman Brothers Holdings	100%	U.S.$3,500,000

The notes are expected to be ready for delivery in book-entry form only through The Depository Trust Company on or about September 12, 2006.

Lehman Brothers Inc., a wholly owned subsidiary of Lehman Brothers Holdings, makes a market in Lehman Brothers Holdings’ securities.  It may act as principal or agent in, and this pricing supplement may be used in connection with, those transactions.  Any such sales will be made at varying prices related to prevailing market prices at the time of sale.

LEHMAN BROTHERS

September 6, 2006

SUMMARY INFORMATION—Q&A

This summary highlights selected information from this pricing supplement, the MTN prospectus supplement and the base prospectus to help you understand the notes. You should carefully read this pricing supplement, the MTN prospectus supplement and the base prospectus to understand fully the terms of the notes and the tax and other considerations that are important to you in making a decision about whether to invest in the notes. You should pay special attention to the “Risk Factors” section beginning on page S-4 of the MTN prospectus supplement to determine whether an investment in the notes is appropriate for you.

What are the notes?

The notes will be a series of our senior debt that are linked to a basket (the “Basket”) that measures the performance of the Australian Dollar (AUD), Canadian Dollar (CAD), Euro (EUR), Pound Sterling (GBP) and Japanese Yen (JPY) relative to the U.S. Dollar (USD).  We refer to AUD, CAD, EUR, GBP and JPY as the Reference Currencies. Each of the AUD, CAD, EUR, GBP and JPY makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 20%. The USD makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of -100%. The notes will rank equally with all other unsecured debt of Lehman Brothers Holdings, except subordinated debt, and will mature on September 12, 2011 (or if such day is not a business day, the next succeeding business day).

What payments will I receive on the notes before maturity?

None. Unlike ordinary debt securities, the notes do not pay interest before maturity.

What will I receive if I hold the notes until the stated maturity date?

Lehman Brothers Holdings has designed this type of note for investors who want to protect their investment by receiving at least the principal amount of their investment at maturity and a 5% return at maturity, and who also want to participate in a possible increase in the value of the Reference Currencies relative to the U.S. Dollar.  At maturity, you will receive a payment per U.S.$1 of principal amount of your note, equal to the sum of:

•                  U.S.$1;

•                  the Minimum Return; and

•                  the Additional Amount, if any.

As a result, if you hold the notes until maturity, you will not receive less than the principal amount and the Minimum Return.

What is the Minimum Return?

The Minimum Return is equal to 5% times the principal amount ($.05 per U.S.$1 of principal amount).

How will the Additional Amount be calculated?

The Additional Amount per U.S.$1 of principal amount will be equal to 220% times the Basket Value, provided that the minimum Additional Amount payable on the notes shall be zero.

The Basket Value is the sum of the Reference Currency Quotients. The Reference Currency Quotient for each Reference Currency and for the USD is a quotient, the numerator of which is the Initial Reference Currency Amount for such currency and the denominator of which is the Settlement Rate for such currency.

The Initial Reference Currency Amount for each currency comprising the Basket is as follows:

Currency	Initial Reference Currency Amount
AUD	0.26103
CAD	0.22110
EUR	0.15616
GBP	0.10613
JPY	23.32600
USD	-1.00000

The Settlement Rate for each Reference Currency is the Reference Exchange Rate for such Reference Currency on the Valuation Date (subject to the occurrence of Disruption Event, as defined in “Description of the Notes” on page PS-6 below), observed in accordance with the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event, as defined in “Description of the Notes” on page PS-6 below). The Settlement Rate for the USD shall be 1.

The Valuation Date is September 6, 2011.

The Reference Exchange Rates are the spot exchange rates for each of the Reference Currencies quoted against the U.S. Dollar expressed as the number of currency units per USD 1.

You can review the historical performance of the Australian Dollar, Canadian Dollar, Euro, Pound Sterling and Japanese Yen, as well as the hypothetical historical performance of the Basket, under “Exchange Rates”.

For further information concerning the calculation of the Additional Amount as well as the Additional Amount payable if a Disruption Event occurs, see “Description of the Notes” and “What happens in the event of a Disruption Event” below.

How will I be able to find the value of the Basket at any point in time?

You can obtain the level of the Basket Value at any time by calling your Lehman Brothers sales representative.

Are there any risks associated with my investment?

Yes, the notes will be subject to a number of risks. See “Risk Factors” beginning on page S-4 of the MTN prospectus supplement.

What about taxes?

We intend to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

What happens in the event of a Disruption Event?

If the calculation agent determines that a Disruption Event has occurred with respect to any Reference Currency on any day during the term of the notes, the Calculation Agent will determine the Settlement Rate for the affected Reference Currency as of the day on which such Disruption Event occurred in accordance with the Fallback Rate Observation Methodology (as defined in the MTN prospectus supplement under the caption “Description of the Notes—Currency-Indexed Notes”).  See “Description of the Notes” on page PS-6 below.

What happens in the event of a Price Source Unavailability Event?

If the calculation agent determines that a Price Source Unavailability Event has occurred for a Reference Currency, the Settlement Rate for the affected Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology (as defined in the MTN prospectus supplement under the caption “Description of the Notes—Currency-Indexed Notes”).

Who is Lehman Brothers Holdings?

Lehman Brothers Holdings Inc. and its subsidiaries (collectively, “Lehman Brothers Holdings”), an innovator in global finance, serves the financial needs of corporations, governments and municipalities, institutional clients and individuals worldwide. Lehman Brothers Holdings’ global headquarters in New York and regional headquarters in London and Tokyo are complemented by offices in additional locations in North America, Europe, the Middle East, Latin America and the Asia Pacific region.  See “Prospectus Summary — Lehman Brothers Holdings Inc.” and “Where You Can Find More Information” on pages 1 and 58, respectively, of the base prospectus.

You may request a copy of any document Lehman Brothers Holdings files with the Securities and Exchange Commission, or the SEC, pursuant to the Securities and Exchange Act of 1934, at no cost, by writing or telephoning Lehman Brothers Holdings at the address set forth under the caption “Where You Can Find More Information” in the base prospectus.

What is the role of Lehman Brothers Inc.?

Lehman Brothers Inc., a subsidiary of Lehman Brothers Holdings, will be the calculation agent for purposes of determining whether the Additional Amount is payable on the Maturity Date, as well as determining whether a Disruption Event has occurred. Potential conflicts of interest may exist between Lehman Brothers Inc. and you as a beneficial owner of the notes. See “Risk Factors— An affiliate of ours may act as calculation agent on the notes, creating a potential conflict of interest between you and us” in the MTN prospectus supplement and “Description of the Notes” below.

Can you tell me more about the effect of hedging activity by Lehman Brothers Holdings?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in the Reference Currencies or in other instruments, such as options, swaps or futures, based on the Reference Currencies. This hedging activity could adversely affect the price at which your notes will trade in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines.  See “Risk Factors—Certain of our activities may adversely affect the value of the notes” in the MTN prospectus supplement.

In what form will the notes be issued?

The notes of each series will be represented by one or more global securities that will be deposited with and registered in the name of The Depository Trust Company or its nominee. Except in very limited circumstances you will not receive a certificate for your notes.

Will the notes be listed on a stock exchange?

No, the notes will not be listed on a stock exchange.

After the initial offering of the notes, Lehman Brothers Inc. intends to make a market in the notes and may stabilize or maintain the market price of the notes during the initial distribution of the notes.  However, Lehman Brothers Inc. will not be obligated to engage in any of these market activities or to continue them once they are begun. No assurance can be given as to the liquidity of the trading market for the notes.

DESCRIPTION OF THE NOTES

The U.S.$3,500,000 aggregate principal amount of Global Basket Appreciation FX-Linked Notes Due September 12, 2011 offered hereby are Medium-Term Notes, Series I, of Lehman Brothers Holdings Inc.  The CUSIP number for the notes is 52517PL74 and the ISIN number is US52517PL740. The notes will be issued in book-entry form only, and will be eligible for transfer through the facilities of DTC or any successor depository. See “Book-Entry Procedures and Settlement” in the base prospectus.

The notes will be issued in minimum denominations of U.S.$1,000 and in integral multiples of U.S.$1,000 in excess thereof, and will have a stated “Maturity Date” of September 12, 2011, or if such day is not a New York business day, on the next following New York business day.

The notes are offered as foreign exchange-linked notes with portions of the amount payable at the Maturity Date indexed to the spot exchange rates of a basket of five currencies consisting of the Australian Dollar (AUD), Canadian Dollar (CAD), Euro (EUR), Pound Sterling (GBP), Japanese Yen (JPY) against the U.S. Dollar (USD). Each of the AUD, CAD, EUR, GBP and JPY is a “Reference Currency” and, collectively, the “Reference Currencies”. Each of the AUD, CAD, EUR, GBP and JPY makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 20%. The USD makes up a portion of the Basket with a weighting, on the date of the pricing supplement, of -100%.

Holders of the notes will receive on the Maturity Date a single payment in U.S. Dollars in an amount equal to the Redemption Amount as described below.  No interest will accrue during the term of the notes and, other than the Minimum Return (defined below), no interest will be payable on the Maturity Date except in the event that the Redemption Amount is not paid when due, as described below.

The “Valuation Date” is September 6, 2011.

The “Redemption Amount” for each note will be an amount equal to the sum of the principal amount of each note plus (a) the Minimum Return and (b) the Additional Amount, if any.  The “Minimum Return” is equal to 5.0% times the principal amount of each note. The Additional Amount is linked to the Basket Value, which in turn is based on the spot exchange rates of the Reference Currencies relative to the U.S. Dollar.  Holders of the notes will receive on the Maturity Date an amount equal to not less than the principal amount of each note plus the Minimum Return notwithstanding a depreciation of the Reference Currencies as compared to the U.S. Dollar.

The “Additional Amount” per U.S.$1 of principal amount of each note will be the Leverage times the Basket Value, provided that the minimum Additional Amount payable on the notes shall be zero. The “Basket Value” is the sum of the Reference Currency Quotients. The “Reference Currency Quotient” is, for each Reference Currency and for the USD, a quotient, the numerator of which is the Initial Reference Currency Amount for such currency and the denominator of which is the Settlement Rate for such currency.

The “Leverage” is 220%.

The “Initial Reference Currency Amount” of each Reference Currency and the USD is as follows:

	Initial		Initial
	Reference		Reference
	Currency		Currency
Currency	Rate	Weighting	Amount
AUD	1.30514	20.0%	0.26103
CAD	1.10550	20.0%	0.22110
EUR	0.78082	20.0%	0.15616
GBP	0.53067	20.0%	0.10613
JPY	116.63000	20.0%	23.32600
USD	1.00000	-100.0%	-1.00000

The “Initial Reference Currency Rate” for each Reference Currency is the Reference Exchange Rate for that Reference Currency determined by the Calculation Agent on the date of this pricing supplement. The Initial Reference Currency Rate for the USD is 1.

The “Initial Reference Currency Amount” for each Reference Currency is the product of the weighting for such Reference Currency times the Initial Reference Currency Rate for such Reference

Currency. The Initial Reference Currency Amount for the USD is -1.

The “Settlement Rate” for each Reference Currency is the Reference Exchange Rate on the Valuation Date (subject to the occurrence of a Disruption Event), observed as per the Settlement Rate Option (subject to the occurrence of a Price Source Unavailability Event). The Settlement Rate for the USD shall be 1.

The “Reference Exchange Rates” are the spot exchange rates for each of the Reference Currencies quoted against the U.S. Dollar expressed as the number of currency units per USD 1.

The “Settlement Rate Option” for each Reference Currency is as follows:

Reference	Screen	Valuation
Currency	Reference	Business Day
AUD	One divided by spot rate on 1FEE	New York
CAD	1FED	New York
EUR	One divided by spot rate on 1FED	New York
GBP	One divided by spot rate on 1FED	New York
JPY	1FED	New York

For further information concerning the Settlement Rate Option and Valuation Business Day, see “Description of the Notes—Currency-Indexed Notes” in, and Appendix A to, the MTN prospectus supplement.

Upon the occurrence of a Disruption Event with respect to any Reference Currency on any day during the term of the notes, the Calculation Agent will determine the Settlement Rate for the affected Reference Currency as of the day on which such Disruption Event occurred in accordance with the Fallback Rate Observation Methodology (as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement).

A “Disruption Event” means any of the following events (other than a Price Source Unavailability Event), as determined in good faith by the Calculation Agent:

(A)      the occurrence and/or existence of an event on any day that has the effect of preventing or making impossible (x) the conversion of any Reference Currency into USD through customary legal channels; or (y) for any Reference Currency other than EUR, the delivery of USD from accounts inside the country for which a Reference Currency is the lawful currency (such jurisdiction with respect to such Reference Currency, the “Reference Currency Jurisdiction”) to accounts outside that Reference Currency Jurisdiction;

(B)        the occurrence of any event causing the Reference Exchange Rate for any Reference Currency to be split into dual or multiple currency exchange rates; or

(C)        for any Reference Currency other than EUR, the occurrence and/or existence of any event (other than those set forth in (A) or (B) above) in a Reference Currency Jurisdiction that materially disrupts the market for such Reference Currency.

Upon the occurrence of a Price Source Unavailability Event with respect to a Reference Currency, the Settlement Rate for the affected Reference Currency will be determined in accordance with the Fallback Rate Observation Methodology (as defined under “Description of the Notes—Currency-Indexed Notes” in the MTN prospectus supplement).

A “Price Source Unavailability Event” means, as determined in good faith by the Calculation Agent, the Settlement Rate being unavailable for a Reference Currency, or the occurrence of an event (other than an event constituting a Disruption Event) that generally makes it impossible to obtain the Settlement Rate for a Reference Currency, on the relevant Valuation Date.

The notes are not subject to redemption at our option or to repayment at the option of the Holders of the notes prior to the Maturity Date.

In case an event of default (as described in the base prospectus) with respect to any note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the notes will be determined by the Calculation Agent and will equal, for each note, the Redemption Amount, calculated as though the maturity of the notes were the date of early repayment. If a bankruptcy proceeding is commenced in respect of Lehman Brothers Holdings, the claim of the beneficial owner of a note will be capped at the Redemption Amount calculated as though the maturity date of the notes were the date of the commencement of the proceeding.

Any overdue payment in respect of the Redemption Amount of any note on the Maturity Date will bear interest until the date upon which all sums due in respect of such note are received by or on behalf of the relevant Holder, at the rate per annum that is the rate for deposits in U.S. Dollars for a period of six months that appears on the Reuters Screen LIBOR page as of 11:00 a.m. (London time) on the first London business day following such failure to pay. Such rate will be determined by the Calculation Agent.  If interest is calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of 12 months of 30 days each, and, in the case of an incomplete month, the number of days elapsed.

EXCHANGE RATES

General

The notes are designed to allow investors to participate in spot exchange rate movements of the Reference Currencies, as reflected by the changes in the U.S. Dollar value of each Reference Currency. The Reference Currencies consist of the Australian Dollar (AUD), Canadian Dollar (CAD), Euro (EUR), Pound Sterling (GBP) and Japanese Yen (JPY), each of which makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of 20%. The U.S. Dollar makes up a portion of the Basket with a weighting, on the date of this pricing supplement, of -100%.

Historical Data on the Reference Currencies

The following charts show the weekly spot exchange rates for each Reference Currency in the period from the week ending August 31, 2003 through the week ending September 3, 2006, using historical data obtained from Reuters.  The spot exchange rates are expressed as the amount of U.S. dollars per Reference Currency to show the appreciation or depreciation, as the case may be, of the Reference Currency against the U.S. dollar. The spot exchange rates used to calculate the Basket Value are expressed as the amount of Reference Currency per U.S. dollar, which are the inverse of the spot exchange rates presented in the following charts.  The historical data on each Reference Currency is not necessarily indicative of the future performance of the Reference Currencies, the Basket Value or what the value of the notes may be. Fluctuations in exchange rates make it difficult to predict whether any Additional Amount will be payable at maturity.  Historical exchange rate fluctuations may be greater or lesser than those experienced by the holders of the notes.

The following chart shows the hypothetical Basket Value based on the hypothetical composite performance of the Reference Currencies using weekly data for the Reference Currencies obtained from Reuters. The Basket Value was indexed to a level of 0.0 on the date of this pricing supplement based upon the Initial Reference Currency Rates determined on the date of this pricing supplement. The composite value of the Reference Currencies on any prior day was obtained by using the calculation of the Basket Value described above.  Spot exchange rates used in this determination are expressed as the number of units of Reference Currency per U.S. dollar.

Hypothetical Redemption Amount Payment Examples

The following payment examples for this note shows scenarios for various Redemption Amounts payable on the notes, based on the Leverage of 220%, the values for the Initial Reference Currency Rates (which were determined on the date of this pricing supplement) and hypothetical values for the Settlement Rates (which are determined on the Valuation Date) and the resulting Basket Value.  The following examples also reflect the Minimum Return (5% times the principal amount) payable at maturity irrespective of the level of the Basket Value on the Valuation Date.  The Settlement Rate values have been chosen arbitrarily for the purpose of these examples, are not associated with Lehman Brothers Research forecasts for any Reference Currency per USD exchange rates and should not be taken as indicative of the future performance of any Reference Currency per USD exchange rate.

Example 1:  AUD, CAD, EUR, GBP, and JPY  each appreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

					Initial Reference
				Hypothetical	Currency Amount
	Initial Reference			Settlement	Divided by
	Currency Rate		Initial Reference	Rate	Hypothetical
Currency	(on Trade Date)	Weighting	Currency Amount	(on Valuation Date)	Settlement Rate
AUD	1.30514	20.0000%	0.26103	1.12242	0.23256
CAD	1.10550	20.0000%	0.22110	0.97284	0.22727
EUR	0.78082	20.0000%	0.15616	0.66370	0.23529
GBP	0.53067	20.0000%	0.10613	0.44576	0.23810
JPY	116.63000	20.0000%	23.32600	90.97140	0.25641
USD	1.00000	-100.0000%	-1.00000	1.00000	-1.00000

Basket Value =	0.18963
Leverage =	220%
Additional Amount =	41.72%
Minimum Return=	5.00%
Redemption Amount=	146.72%

Basket Value is 0.18963, resulting in an Redemption Amount equal to 146.72% of the principal amount of the notes

Example 2:  AUD, CAD, EUR, GBP, and JPY each depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.

					Initial Reference
				Hypothetical	Currency Amount
	Initial Reference			Settlement	Divided by
	Currency Rate		Initial Reference	Rate	Hypothetical
Currency	(on Trade Date)	Weighting	Currency Amount	(on Valuation Date)	Settlement Rate
AUD	1.30514	20.0000%	0.26103	1.37040	0.19048
CAD	1.10550	20.0000%	0.22110	1.21605	0.18182
EUR	0.78082	20.0000%	0.15616	0.89013	0.17544
GBP	0.53067	20.0000%	0.10613	0.58904	0.18018
JPY	116.63000	20.0000%	23.32600	128.29300	0.18182
USD	1.00000	-100.0000%	-1.00000	1.00000	-1.00000

Basket Value =	-0.09026
Leverage =	220%
Additional Amount =	0.00%
Minimum Return=	5.00%
Redemption Amount=	105.00%

Basket Value is -0.09026, resulting in an Redemption Amount equal to 105% of the principal amount of the notes

Example 3:  AUD, CAD, and EUR appreciate relative to their Initial Reference Currency Rates and GBP and JPY depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value greater than zero.

					Initial Reference Currency
	Initial Reference			Hypothetical Settlement	Amount Divided by
	Currency Rate		Initial Reference	Rate	Hypothetical
Currency	(on Trade Date)	Weighting	Currency Amount	(on Valuation Date)	Settlement Rate
AUD	1.30514	20.0000%	0.26103	1.12242	0.23256
CAD	1.10550	20.0000%	0.22110	0.90651	0.24390
EUR	0.78082	20.0000%	0.15616	0.66370	0.23529
GBP	0.53067	20.0000%	0.10613	0.57312	0.18519
JPY	116.63000	20.0000%	23.32600	121.29520	0.19231
USD	1.00000	-100.0000%	-1.00000	1.00000	-1.00000

Basket Value =	0.08925
Leverage =	220%
Additional Amount =	19.64%
Minimum Return=	5.00%
Redemption Amount=	124.64%

Basket Value is 0.08925, resulting in an Redemption Amount equal to 124.64% of the principal amount of the notes

Example 4:  GBP and JPY appreciate relative to their Initial Reference Currency Rates and AUD, CAD, and EUR depreciate relative to their Initial Reference Currency Rates, resulting in a Basket Value less than zero.

					Initial Reference Currency
	Initial Reference			Hypothetical Settlement	Amount Divided by
	Currency Rate		Initial Reference	Rate	Hypothetical
Currency	(on Trade Date)	Weighting	Currency Amount	(on Valuation Date)	Settlement Rate
AUD	1.30514	20.0000%	0.26103	1.50091	0.17391
CAD	1.10550	20.0000%	0.22110	1.21605	0.18182
EUR	0.78082	20.0000%	0.15616	0.87452	0.17857
GBP	0.53067	20.0000%	0.10613	0.50944	0.20833
JPY	116.63000	20.0000%	23.32600	110.79850	0.21053
USD	1.00000	-100.0000%	-1.00000	1.00000	-1.00000

Basket Value =	-0.04684
Leverage =	220%
Additional Amount =	0.00%
Minimum Return=	5.00%
Redemption Amount=	105.00%

Basket Value is -0.04684, resulting in an Additional Amount equal to 105% of the principal amount of the notes

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as contingent payment debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Contingent Payment Debt Instruments” in the MTN prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We have agreed to sell to Lehman Brothers Inc. (the “Agent”), and the Agent has agreed to purchase from us, the principal amount of the notes at the price specified on the cover of this pricing supplement. The Agent is committed to take and pay for all of the notes, if any are taken.

The Agent proposes to offer the notes initially at a public offering price equal to the public offering price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price and the selling terms may from time to time be varied by the Agent.

It is expected that delivery of the notes will be made against payment therefor more than three business days following the date of this pricing supplement.  Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.

U.S.$3,500,000

LEHMAN BROTHERS HOLDINGS INC.

MEDIUM-TERM NOTES, SERIES I

Principal Protected Global Basket Appreciation FX-Linked Notes
Due September 12, 2011

PRICING SUPPLEMENT
SEPTEMBER 6, 2006

(INCLUDING PROSPECTUS SUPPLEMENT
DATED MAY 30, 2006 AND
PROSPECTUS
DATED MAY 30, 2006)

LEHMAN BROTHERS